DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2215 www.dlapiper.com Rachel Paris Rachel.Paris@us.dlapiper.com T 650.833.2234 F 650.687.1129

April 14, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Christina Chalk
David M. Plattner

Re:    PLAYSTUDIOS, Inc.
Schedule TO-I
Filed April 1, 2022
File No. 005-91799
Dear Ms. Chalk and Mr. Plattner:
On behalf of PLAYSTUDIOS, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of the Company’s Schedule TO-I, including its exhibits, as set forth in the Staff’s letter dated April 8, 2022 (the “Comment Letter”).
Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.
Additionally, the Company is concurrently filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”), which reflects revisions in response to the Comment Letter. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO-I filed on April 1, 2022), all page references herein correspond to the page of Amendment No. 1.

Securities and Exchange Commission
April 14, 2022

Schedule TO-I filed April 1, 2022
Offer to Purchase
Conditions of the Offer, page 10
1.While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to assert such conditions and by implication terminate the Offer “regardless of the circumstances giving rise to any such conditions” potentially renders the Offer illusory because the action or inaction of the Company or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of Section 14(e) of the Exchange Act, please revise to remove the implication that the offer conditions may be triggered by action or inaction of the Company or any of its affiliates.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 10 and 18 of the Amendment No. 1 to remove the implication that the offer conditions may be triggered by action or inaction of the Company or any of its affiliates.
2.We note the following statement: “The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties.” Please revise this statement to include a qualifier indicating that shareholders are not foreclosed from challenging the Company's determination in a court of competent jurisdiction.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 18 of Amendment No. 1 to include a qualifier indicating that the holders of warrants may challenge the Company’s determination as to whether any condition has been satisfied in a court of competent jurisdiction.
3.We note the following statement: “The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date.” This language suggests that if a condition is “triggered” and the offeror fails to assert the condition, the offeror will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the offeror may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Company's understanding in your response letter. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

Securities and Exchange Commission
April 14, 2022

Company Response: The Company supplementally confirms its understanding that the Company’s waiver of a material condition will require the Offer to remain open for at least five business days and that such waiver be disclosed in a manner reasonably calculated to inform the holders of the warrants of such waiver. The Company also supplementally confirms its understanding that when a condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Company will inform the holders of the warrants how it intends to proceed as soon as reasonably practicable following the occurrence of any such event rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Offer to Purchase
Source and Amount of Funds, page 15
4.We note the following disclosure: “Assuming 100% participation in the Offer, we will need approximately $11.0 million to purchase all of the outstanding Warrants at the purchase price of $1.00 per Warrant. We estimate that the total amount of cash required to complete the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation will be approximately $0.85 million, all of which will be funded by us from our existing and available cash reserves.” With a view toward revised disclosure, please explain the reference to $0.85 million, which is an amount that would suggest very low participation in the Offer. In addition, please revise to state, if true, that no alternative plan exists to finance the purchase of tendered shares. See Item 7 of Schedule TO and corresponding Item 1007(b) of Regulation M-A.
Company Response: The Company respectfully advises the Staff that the $0.85 million was a reference to the total amount of fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation. The Company has clarified and revised the disclosure on page 15 of Amendment No. 1 to state that the Company estimates that the total amount of cash required to complete the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation, will be approximately $11.85 million, all of which will be funded by the Company from its existing and available cash reserve. The Company has also added a disclosure on page 15 of the Amendment No. 1 to state that no alternative plan exists to finance the purchase of the tendered warrants.
General
5.Please provide us your detailed legal analysis supporting your apparent conclusion that Rule 13e-3 does not apply to this tender offer, or file a Schedule 13E-3.
Company Response: The Company respectfully submits the following legal analysis in support of the conclusion that Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not applicable to the Offer. We note that the need to comply with Rule 13e-3 arises from the engagement in a transaction or series of transactions which has either a reasonable likelihood or a purpose of producing the effects described in paragraph (a)(3)(ii) of Rule 13e-3:

Securities and Exchange Commission
April 14, 2022

•(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or
•(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
With respect to both paragraphs (A) and (B) of Rule 13e-3(a)(3)(ii), the Company confirms that the Offer was not undertaken with the purpose of producing, directly or indirectly, the going private effects of Rule 13e-3. As disclosed in the Offer to Purchase and Consent Solicitation, the purpose of the Offer is to reduce the number of shares of Class A common stock that would become outstanding upon the exercise of the warrants, thus providing investors and potential investors with greater certainty as to the Company’s capital structure.
With respect to paragraph (A) of Rule 13e-3(a)(3)(ii), the Company supplementally advises the Staff that, as of the time the Offer was commenced, the Company had approximately 55 record holders of its warrants (as calculated pursuant to Rule 12g5-1 under the Exchange Act, in accordance with Question and Answer 152.01 of the Commission’s Compliance and Disclosure Interpretations (“CD&Is”) relating to Rule 12g5-1). The Company notes Question and Answer 104.01 of the CD&Is relating to Rule 13e-3(a)(3) where the Staff concluded that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction is not deemed to have “caused” the class of securities to become eligible for termination of registration. Therefore, the Company concluded that the Offer will not be “producing” circumstances that render the warrants eligible for deregistration.
With respect to paragraph (B) of Rule 13e-3(a)(3)(ii), the Company does not expect that all of the Public Warrants or Private Placement Warrants (each as defined in the Schedule TO) will be tendered, and to whatever extent the warrants remain outstanding, the Company does not intend to seek their delisting from the Nasdaq stock exchange. The Company also concluded that the Offer did not have a reasonable likelihood of changing the listing eligibility or resulting in the delisting of the warrants. In the event that at least 65% of the Public Warrants or 65% of the Private Placement Warrants are tendered in the Offer, that would affect the future redemption provisions of those warrants; however, the Company has not yet determined whether or when it may redeem the Public Warrants and Private Placement Warrants which are not tendered in the Offer.
In addition, the Company notes that, because the Company will continue to have Class A common stock outstanding, listed and registered under the Exchange Act, the Offer will not affect the Company’s ongoing compliance with Exchange Act reporting requirements. As a result, any holders of warrants who retain their warrants after the Offer will continue to have available to them the same ongoing Company disclosure that has previously been available to them.

Securities and Exchange Commission
April 14, 2022

Because the Offer does not have the purpose or a reasonable likelihood of producing a change in the eligibility for deregistration of the warrants, or a delisting of the warrants, the Company concluded that Rule 13e-3 does not apply to the Offer.
General
6.In the Letter of Transmittal and Consent, please provide prominent and clear disclosure to shareholders that they should read the entirety of the Offer to Purchase, including Annex A thereto, to understand the complete terms of the offer, including the Warrant Amendment to which they will be consenting.
Company Response: In response to the Staff’s comment, on the first page of the Letter of Transmittal and Consent, the Company has included a prominent and clear disclosure to the holders of the warrants that they should read the Offer to Purchase, including Annex A thereto, in its entirety for a description of the complete terms of the Offer, including the Warrant Amendment which they will be consenting to in connection with the tender of warrants.
* * * * *
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 833-2234 or rachel.paris@us.dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Rachel Paris

Rachel Paris
Enclosures:

cc:	Andrew Pascal, Chief Executive Officer
Joel Agena, General Counsel and Secretary
PLAYSTUDIOS, Inc.